Introducing Brighthouse SmartGuard Plus℠ Index-Linked Universal Life Insurance with GDR

I want to take a moment to offer my gratitude for your partnership and business. The work you're doing to help your clients pursue their financial goals is important and admirable. At Brighthouse Financial®, we want to support your efforts with innovative solutions that can help your clients achieve financial security.

With that in mind, I'm pleased to announce an expansion in our life insurance business – a new product that provides protection today and the flexibility to address concerns throughout retirement.

Brighthouse SmartGuard Plus℠ is an index-linked universal life insurance policy that provides more than just a death benefit. After the 10th policy year, the **Guaranteed Distribution Rider (GDR)** available with this product can be used to help your clients supplement their income sources in retirement.

In the coming weeks, your wholesaling teams will reach out with more information. For now, I'll highlight two important points:

- As an index-linked life insurance policy, Brighthouse SmartGuard Plus can help grow the policy's cash value by tracking the performance of a chosen market index or indices while also providing a level of protection from market downturns[1]
- At the start of policy year 11, our GDR allows clients to begin taking tax-advantaged guaranteed **Distribution Payments** to supplement their retirement income sources[2]

Brighthouse SmartGuard Plus is an exciting and innovative addition to our life insurance business, allowing us to continue our mission of helping people achieve financial security.

On behalf of Brighthouse Financial, thank you for continuing to help your clients have a more secure financial future with our annuity and life insurance products. We look forward to supporting you and your business in the coming months and years ahead.

Sincerely,

E. Steigerwalt

Eric Steigerwalt
President and Chief Executive Officer

Brighthouse FINANCIAL®

For Financial Professional Use Only. Not For Public Distribution.

[1] Brighthouse SmartGuard Plus is an index-linked life insurance product, which means it tracks the performance of one or more market indices and does not invest directly in the markets. Once Distribution Payments begin, all policy values are transferred to the Fixed Account, and there is no further participation in index-linked market performance.

[2] Available after the 10th policy year, Distribution Payments under the GDR are in the form of policy loans and can significantly reduce the unloaned cash value and death benefit amount. When the cash value reaches zero, the GDR will continue to support the availability of Distribution Payments. See the prospectus for more details. A policy loan is generally not treated as a taxable distribution, but exceptions may apply. Clients should consult with a tax professional.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse SmartGuard Plus℠, a registered index-linked flexible premium adjustable life insurance policy with a Guaranteed Distribution Rider (GDR) issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Forms 5-71-22 and 5GDR-22 ("Brighthouse Financial"). Brighthouse SmartGuard Plus is distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Brighthouse SmartGuard Plus has charges, termination provisions, and terms for keeping it in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Brighthouse SmartGuard Plus is registered with the Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency
• Not Guaranteed by Any Bank or Credit Union • May Lose Value

Brighthouse FINANCIAL® | Build for what's ahead®

Brighthouse Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277
brighthousefinancial.com

2302 BDRM1541380

For Financial Professional Use Only. Not For Public Distribution.